UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                              SEVENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION             CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                   PURSUANT TO
SENECA RESOURCES CORPORATION                           RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries:
National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Land & Minerals, Inc. ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc., formerly known as Niagara Energy Trading Inc. ("Upstate") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.


1. EXTERNAL FINANCING BY NFG
   -------------------------

a.  Short-term Debt
    ---------------

BORROWING BY NATIONAL
---------------------

         National borrowed funds to be used for its own corporate purposes by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended September 30, 1999 ("Quarter"):


------------------------------------------------------------------------------
At Beginning     At End           Maximum Level             Minimum Level
 of Quarter    of Quarter    of Such Short-term Debt   of Such Short-term Debt
 ----------    ----------    -----------------------   -----------------------

$25,700,000    $26,600,000         $26,600,000               $25,700,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

         During the Quarter, National sold long-term debt securities (i.e. debt with maturities in excess of 270 days) on one occasion. On July 7, 1999 National sold $100,000,000 principal amount of medium term notes ("MTNs") through underwriters. These MTNs were issued on July 12, 1999 and will mature on August 1, 2004 (or the first business day thereafter). The MTNs have a coupon rate of 6.82%. The proceeds were used to refund $50,000,000 of MTNs that matured on July 14, 1999 and to complete the redemption of HarCor Energy, Inc.'s 14.875% Senior Secured Notes as described further in National's Form 10-Q for the quarter ended June 30, 1999 (Item 1, Note 3).

(2) Stock Issuance Plans

         During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                             Number of      Number of Shares Exchanged as
Name Of Plan                 Shares Issued  Consideration for Share Issuances
------------                 -------------  ---------------------------------

Customer Stock Purchase           7,848                    N/A
Plan

Dividend Reinvestment and        25,853                    N/A
Stock Purchase Plan

Tax Deferred Savings             29,666                    N/A
Plans [401(k)]

Retainer Policy for                 700                    N/A
Outside Directors

1997 Award & Option Plan            500                   - 0 -

1993 Award and Option            21,329                   - 0 -
Plan

1984 Stock Plan                   - 0 -                   - 0 -

1983 Incentive Stock Option       3,100                   - 0 -
Plan

Total Number of                  88,996                   - 0 -
Shares Issued/Exchanged

Net New Shares                   88,996

Aggregate Consideration received upon issuance of 88,996 shares:  $3,824,153.41.

         The purpose of National's Customer Stock Purchase Plan and its Dividend Reinvestment and Stock Purchase Plan is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

         The purpose of National's two Tax-Deferred Savings Plans is to encourage employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

         The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

         National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

         During the quarter ended September 30, 1999, the Compensation Committee of the Board of Directors of National did not award any stock options, stock appreciation rights or shares of restricted stock.

(3)  Compliance With Parameters Concerning Long-Term Securities

         During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

         During the Quarter, National did not enter into any hedges or other derivative transactions either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

         During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

         During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

         a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds were loaned by National to certain Subsidiaries either directly or through the Money Pool during the Quarter.

                        Commercial Paper Outstanding
     ------------------------------------------------------------------
                                   Maximum Amount      Minimum Amount
     At Beginning     At End     Outstanding During  Outstanding During
      of Quarter    of Quarter        Quarter             Quarter
      ----------    ----------        -------             -------

     $132,500,000  $147,500,000     $150,800,000       $90,200,000

         b. National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

         National's External Bank/Financial Institution Borrowings
                          Outstanding (Money Pool)
     ------------------------------------------------------------------
                                   Maximum Amount      Minimum Amount
     At Beginning     At End     Outstanding During  Outstanding During
      of Quarter    of Quarter        Quarter             Quarter
      ----------    ----------        -------             -------

     $192,800,000  $218,200,000     $220,000,000       $124,800,000

         c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $392,300,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $425,700,000.

         d. The  following  table lists cash  balances that National and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                    Cash Balances Loaned Through the Money Pool
                ---------------------------------------------------
                At Beginning     At End
                 of Quarter    of Quarter    Maximum      Minimum
                 ----------    ----------    -------      -------

National        $41,500,000   $42,500,000  $44,200,000  $41,500,000
Distribution              0             0    5,700,000            0
Supply                    0             0            0            0
Seneca           13,900,000    14,800,000   16,000,000   13,900,000
UCI                 200,000             0      200,000            0
Highland                  0             0            0            0
Leidy               700,000       700,000      700,000      700,000
Data-Track          600,000       600,000      600,000      600,000
NFR                       0     1,400,000    6,200,000      400,000
Horizon Energy      500,000             0      800,000            0
SIP                       0             0            0            0
NIM                       0             0            0            0
Upstate                   0             0            0            0

         e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise.

                            Borrowings from the Money Pool
                ------------------------------------------------------
                At Beginning     At End       Maximum       Minimum
                 of Quarter    Of Quarter     Borrowed      Borrowed
                 ----------    ----------     --------      --------

Distribution    $ 11,000,000  $ 64,300,000  $ 64,300,000  $          0
Supply            46,800,000    46,200,000    55,600,000    18,700,000
Seneca           263,400,000   251,100,000   269,600,000   215,400,000
UCI                        0             0             0             0
Highland          50,900,000    50,800,000    51,100,000    50,100,000
Leidy                      0             0             0             0
Data-Track                 0             0             0             0
NFR                        0             0       100,000             0
Horizon Energy             0             0             0             0
SIP                9,500,000     9,600,000     9,600,000     9,500,000
NIM                        0             0             0             0
Upstate            1,400,000     2,400,000     3,800,000     1,400,000


3.  USE OF PROCEEDS
    ---------------

         National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

         On July 28, 1999, the New York Public Service Commission issued an Order Approving Petition in Case 99-G-0541 - "Petition of National Fuel Gas Distribution Corporation for Authority to Issue and Sell not More than $250,000,000 of Promissory Notes and to Assume the Costs and Benefits of up to $350,000,000 Notional Amount of Derivative Instruments", which order is attached hereto as Exhibit A. During the Quarter, however, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

         During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

         During  the  Quarter,   National  made  guarantees  on  behalf  of  its
Subsidiaries in the aggregate amount of $14,000,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $177,310,000.

         All guarantees  relate to gas  transportation,  purchases or sales,  or
other  credit  support  agreements   relating  to  the  Subsidiaries'   existing
businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES
    ---------------------------------------------------

         During the Quarter, Subsidiaries made the following investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's) at such time or in energy-related companies or gas-related companies under Rule 58. In July 1999, an indirect subsidiary of Horizon, Severoceske Teplarny, a.s. ("SCT"), a FUCO, increased its interest in one of its subsidiaries, Jablonecka teplarenska a realitni, a.s., from 34% to 65.78% for $5.7 million net of cash acquired. In September 1999, SCT's immediate parent, Horizon Energy Development B.V. increased its ownership interest in SCT from 82.7% to 82.87% for $37,000. On September 30, 1999, Upstate, in exchange for $1,000,000, acquired a 50 % interest in the Roystone Gas Processing Plant, a Pennsylvania general partnership and a gas-related company pursuant to Rule 58 which is engaged in processing natural gas and selling natural gas liquids.

         The aggregate investment of National and its subsidiaries in EWG's and FUCO's does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By:  /s/ D. F. Smith
   ------------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:  /s/ R. Hare
   ------------------------------------
         R. Hare
         President

NATIONAL FUEL RESOURCES, INC.

By:  /s/ R. J. Kreppel
   ------------------------------------
         R. J. Kreppel
         President

HORIZON ENERGY DEVELOPMENT INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President


HIGHLAND LAND & MINERAL, INC., on its own behalf and as successor by merger to Utility Constructors, Inc.

By:  /s/ J. A. Beck
   ------------------------------------
         J. A. Beck
         President


DATA-TRACK ACCOUNT SERVICES, INC.

By:  /s/ P. C. Ackerman
   ------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.

By:  /s/ W. E. DeForest
   ------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By:  /s/ D. J. Seeley
   ------------------------------------
         D. J. Seeley
         President, Secretary & Treasurer

NIAGARA INDEPENDENCE MARKETING COMPANY

By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By:  /s/ C. H. Friedrich
   ------------------------------------
         C. H. Friedrich
         Treasurer

Dated:  November 19, 1999